EXHIBIT 21.1

SUBSIDIARIES
OF THE REGISTRANT

Name	State or Country of Incorporation

Lason Systems, Inc.	Delaware
Lason India Limited	India
Imagenes Digitales, S.A. de C.V.	Mexico
Promotora de Tecnologia, S.A. de C.V.	Mexico

Lason International, Inc.	Delaware
Lason de Mexico S.de R.L. de C.V.	Mexico
Lason Canada Company	Canada